

February 10, 2014

Via E-mail
Mr. James Lusk
Chief Executive Officer
JA Energy
7495 West Azure Drive, Suite 110
Las Vegas, Nevada 89130

      RE: JA Energy
               Form 10-K for the Year Ended August 31, 2013
               Filed December 13, 2013
               Form 10-Q for the Period Ended November 30, 2013
               Filed January 17, 2014
               File No. 0-54236

Dear Mr. Lusk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 31, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1. The report provided on page F-1 notes that the cumulative statements of operations, changes in stockholders' deficit and cash flows for the period from August 26, 2010 (date of inception) to August 31, 2012 were audited by other auditors whose report was dated December 13, 2012. In addition, the report notes that the accounting firm's opinion is based on their audits as well as the report of other auditors. In this regard, please amend your Form 10-K to also include the report of the other auditors which is being referred to by your current auditors. Refer to Rule 2-05 of Regulation S-X.

Exhibit 32.1

2. The certification refers to the Annual Report on Form 10-K for the period ended May 31,
    2013 rather than August 31, 2013. Please amend your Form 10-K to provide certifications
    which refer to the appropriate period. Please refile the Form 10-K in its entirety and ensure
    that the certifications are currently dated and refer to the Form 10-K/A. In a similar manner,
    please amend your Form 10-Q for the period ended November 30, 2013 as the certification
    provided in Exhibit 32.1 also appears to refer to the wrong period.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

    If you have any questions regarding these comments, please direct them to Nudrat Salik,
Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-
3738.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief